SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K for 18 October 2005

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

(Indicate by check mark whether the registrant files or will file
annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

Enclosure: No change statement

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
(ISIN: ZAE000006896)
Share codes:
JSE - SOL
NYSE - SSL
("Sasol")

NO CHANGE STATEMENT

Sasol's annual financial statements (prepared in accordance
with International Financial Reporting Standards) for the year
ended 30 June 2005 have been issued and are available on the
Sasol website at www.sasol.com. An abridged report will not
be published as the information previously published in the
provisional report is unchanged. The notice of annual general
meeting to members and the form of proxy for annual general
meeting will be published on the Sasol website when copies of
the annual report are sent to holders of securities and the
JSE Limited in the last week of October 2005. An announcement
giving details of the annual general meeting will be published
at the same time as the annual report is posted.

Sasol's annual financial statements (prepared in accordance
with accounting principles generally accepted in the United
States) will be filed on Form 20-F with the Securities and
Exchange Commission before the end of October 2005.

18 October 2005
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary)
Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 18 October 2005

By: /s/   N L Joubert
        Name: Nereus Louis Joubert
        Title: Company Secretary